CROSSNET™



Greg Meade · 2nd

CEO & Co-Founder of CROSSNET | Forbes 30 Under 30

Tampa, Florida, United States · Contact info

12,900 followers · 500+ connections

1 mutual connection: Elijah Gabriel - 郭益

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CROSSNET

Activity

12,900 followers

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Greg Meade posted this · 1d

One day Michael Delpapa, Chris Meade and myself created a game that would impact our's and many other's lives forever.

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56 · 6 comments

Greg Meade posted this · 6d

You have $10,000 to spend for the month 💵

Are you putting that into Meta Ads or Influencers?

...show more

46 · 69 comments

Greg Meade posted this · 1w



Sometimes we forget the impact CROSSNET has on individuals, especially the youth. It's still surreal sometimes to get sent images like this 😎

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48 · 3 comments

Greg Meade reshared a post · 1w



LinkedIn Family, can we help hit this today? 🤔

10

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About

Gregory Meade is the co-founder and Chief Executive Officer of CROSSNET. Forbes 30 Under 30 Honoree.

Greg is an adept marketer forged in the start-up world with a deep social media background. Eight years of building multiple successful companies has taught him how to assemble the perfect team.

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Experience

CEO & Co-Founder

CROSSNET

Jun 2017 - Present · 5 yrs 3 mos

Miami, Florida, United States

Building the biggest backyard sport to ever exist.



CROSSNET_Founders.png

Co-Owner

Doogls

Jul 2020 - Present · 2 yrs 2 mos

Portmore, Jamaica

- Restaurant

Doogls

Co-Founder, Co-Owner

Glunt

Apr 2012 - Present · 10 yrs 5 mos

- Develop global relationships with celebrities, wholesalers, retailers, distributors and convenience chains
- Public Relations

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GLUNT

Co-Owner

Don Heraldo Restobar

Dec 2017 - Present · 4 yrs 9 mos

Cavite, Philippines

- Manage restaurant finances, staff and customer service

Writer

Forbes Business Council
Apr 2018 - Jan 2020 · 1 yr 10 mos
Greater New York City Area

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Education

Eastern Connecticut State University
Bachelor of Business Administration (B.B.A.), Marketing
2012 - 2016
Grade: Senior
Activities and societies: Marketing Club

Engaged in high-level college studies to become fully adept in administering business operations. Completing rigorous courses of study to gain skills in managing varied business administrativ ...see more

Volunteering

Volunteer
Clean Vibes Inc
Jun 2015 - Present · 7 yrs 4 mos
Environment

Clean Vibes is a company formed and dedicated to responsible on-site waste management of outdoor festivals and events. Their mission is to actively encourage and promote recycling, compostir ...see more

Skills

Marketing Strategy
Endorsed by Paul Shin and 2 others who are highly skilled at this
Endorsed by 5 colleagues at CROSSNET
99+ endorsements

Social Media Marketing
Endorsed by Grant Golestan-Parast and 4 others who are highly skilled at this
Endorsed by 5 colleagues at CROSSNET
99+ endorsements

Marketing Communications
Endorsed by 5 colleagues at CROSSNET
97 endorsements

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Recommendations

Received   Given

Chris Meade · 2nd
Co-Founder CROSSNET | Forbes 30 Under 30
April 2, 2017, Chris worked with Greg but on different teams

When Greg and I co-founded The King in 2013 all we had was a dream for a product that nobody had ever created, a few hundred dollars in our bank account, and an awesome logo. That September, Greg hit the ground running and never looked back. He quickly rose our social media following to 70,000 organic followers who were regularly engaging and interacting with our brand. What seemed like an o ...see more

Sean Kelly · 2nd
VP of WEB3 Marketing & Strategy, InfiniteWorld
February 18, 2017, Sean worked with Greg but they were at different companies

Greg is extremely passionate and an EXPERT Social Media Marketer. His Twitter marketing is some of the best marketing I have seen online and extremely affordable. Will be going to Greg for Twitter marketing for all of my future endeavors.

Languages

English
Native or bilingual proficiency

Spanish
Limited working proficiency

Interests

Influencers   Companies   Groups   Schools

Nick Caldwell · 2nd
GM of Redbird @ Twitter | HubSpot Board | Angel
111,113 followers

Gary Vaynerchuk · 2nd
Chairman of VaynerX, CEO of VaynerMedia, 5-Time NYT Bestselling Author, Text Me: 212-931-5731
5,229,648 followers

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